Sykes Financial Services, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2015

Member's equity"	
Contributed capital	$ 25,000
Accumulated income	2,073
Balance at December 31, 2014	$ 27,073
Net income (loss)	68
Balance at December 31, 2015	$ 27,140

The accompanying notes are an integral part of these financial statements.